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Exhibit 3

Management's Discussion and Analysis of Results of Operations and
Financial Position

For the year ended December 31, 2010

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2010. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2010, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of the Company's results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP"), see note 26 to the consolidated financial statements. This MD&A is prepared as at March 10, 2011. Additional information relating to MID, including the Annual Information Form for 2010, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. ("Magna") and its automotive operating units. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns Santa Anita Park, Golden Gate Fields, Gulfstream Park, Portland Meadows, AmTote International Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"), and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. In addition, effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park and a thoroughbred training center and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties. The Company operates and reports in two segments, the "Real Estate Business" and the "Racing & Gaming Business".

Real Estate Business

The Real Estate Business is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

The Real Estate Business is the successor to Magna's real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.

Racing & Gaming Business

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in

MI Developments Inc. 2010 3

The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland properties.

The Racing & Gaming Business is the successor to certain of the racing and gaming operations of Magna Entertainment Corp. ("MEC"), certain of whose operations were transferred to MID on April 30, 2010 pursuant to MEC's Plan of Reorganization (the "Plan") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (see "SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID").

Segmented Information

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. In this MD&A, we use the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the years ended December 31, 2010 and 2009. The results of operations of the Racing & Gaming Business for the year ended December 31, 2010 include the results of the Transferred Assets (see "SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID") from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the year ended December 31, 2009 also include MEC's results of operations for the period up to March 5, 2009 (the "Petition Date"), the date on which MEC and certain of its subsidiaries filed voluntary petitions for reorganization under the Bankruptcy Code.

Subsequent to the effective date of the Plan on April 30, 2010, the Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments is determined based on the distinct nature of their operations and each segment offers different services and are managed separately. Prior to the deconsolidation of MEC at March 5, 2009, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

HIGHLIGHTS

During 2010, the Company settled its lawsuit with the unsecured creditors of the bankrupt MEC and recovered considerable value for its loans to MEC, including several racetracks comprising significant tracts of land in major urban cities in the United States. Magna, the major tenant of our Real Estate Business emerged from a challenging period in the automotive industry. Just prior to the year-end, the Company received a proposal from certain Class A Shareholders to eliminate MID's dual-class share structure (see "SIGNIFICANT MATTERS — REORGANIZATION PROPOSAL").

For the year ended December 31, 2010, total revenues decreased $9.0 million from $367.3 million to $358.4 million. Rental revenue increased by $1.7 million in 2010 as compared to 2009 primarily as a result of the impact of foreign currency exchange. Interest and other income from MEC decreased from $43.5 million in 2009 to $1.8 million in 2010. Interest and other income from MEC ceased on April 30, 2010, the effective date of the Plan. Racing, gaming and other revenues increased from $152.9 million in 2009 to $183.9 million in 2010.

For the year ended December 31, 2010, net loss attributable to MID was $52.0 million in comparison to net loss of $42.3 million in 2009. The Real Estate Business incurred net income of $24.7 million in 2010 as compared to $11.7 million in 2009. In 2010, the Racing & Gaming Business experienced a net loss of $76.7 million since the acquisition of the Transferred Assets on April 30, 2010. In 2009, the Racing & Gaming Business' net loss was $54.3 million for the period up to the Petition Date of March 5, 2009.

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Real Estate Business

	Years ended December 31,
(in millions, except per share information)
	2010	2009	Change
Rental revenues	$172.7	$170.9	1%
Interest and other income from MEC(1)	1.8	53.1	(96%	)
Revenues	174.5	224.0	(22%	)
Net income(2)	24.7	11.7	111%
Funds from operations ("FFO")(3)	67.4	52.9	28%
Diluted FFO per share(3)	$1.44	$1.13	27%

	As at December 31,
(in millions, except number of properties)	2010	2009	Change
Number of income-producing properties	106	106	—
Leaseable area (sq. ft.)	27.5	27.4	1%
Annualized lease payments ("ALP")(4)	$176.8	$178.0	1%
Income-producing property, gross book value ("IPP")	$1,627.5	$1,639.0	1%
ALP as percentage of IPP	10.9%	10.9%	—

(1)
Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. $43.5 million of interest and other income from MEC subsequent to the Petition Date are included in the Company's consolidated results of operations for the year ended December 31, 2009.

(2)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. For further details of the definition of FFO and a reconciliation of FFO to net income (loss), see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

SIGNIFICANT MATTERS

Reorganization Proposal

On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reoganization proposal achieves this through: i) the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of MID's Racing & Gaming Business as well as lands held for development as described in note 5(a) to the consolidated financial statements and other assets (and associated liabilities), and $20 million of working capital as of January 1, 2011 and ii) the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares.

The reorganization proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and is supported by MID's controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. In addition, shareholders

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representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the proposed reorganization.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) and will be subject to approval by shareholders at the annual and general meeting scheduled to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. The Board of Directors has approved MID entering into the transaction and recommends that the holders of Class A Subordinate Voting Shares and Class B Shares vote in favour of the resolution approving the Arrangement (the "Arrangement Resolution"). The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement will be sufficient to pass the Arrangement Resolution.

ST Acquisition Corp. Offer for MID Shares

On October 1, 2010, ST Acquisition Corp. ("STAC"), a corporation controlled by members of the Stronach family, announced by way of press release that it intended to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it did not already own at a price of $13.00 per share in cash (the "Proposed STAC Offer"). The closing price of the Class A Subordinate Voting Shares on the TSX and the NYSE on September 30, 2010 was Cdn.$11.25 and $10.99, respectively. The Proposed STAC Offer was not conditional on any minimum number of shares being tendered. STAC has subsequently advised MID that, as a result of the reorganization proposal, it has suspended the Proposed STAC Offer.

Appointment Of Interim Chief Financial Officer

On February 9, 2011, Mr. Rocco Liscio, MID's Chief Financial Officer, passed away suddenly. Upon the recommendation of the Corporate Governance and Compensation Committee, the Board appointed Mr. John Simonetti on February 17, 2011 as Interim Chief Financial Officer of MID.

Appointment Of Chief Executive Officer

On November 11, 2010, Mr. Dennis Mills resigned from his position as Chief Executive Officer of MID however, he continues in his role as Vice-Chairman and director of MID. The Board of Directors appointed Mr. Frank Stronach as Chief Executive Officer of MID. Mr. Stronach continues in his role as Chairman and director of MID.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Frank Stronach, in the Circuit Court for Baltimore City in Baltimore Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to Plaintiff PPE Casino Resorts Maryland, LLC to conduct alternative gaming at the Arundel Mills Mall. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit.

Transaction With Penn National Gaming, Inc.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate MJC's real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing

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operations in Maryland including Pimlico Race Course, Laurel Park and a thoroughbred training centre (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company also has a 49% joint venture interest in Laurel Gaming LLC, established to develop and operate any future gaming opportunities other than racing at the Maryland properties (the "Gaming Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The Company realized a loss of $0.1 million relating to the disposition of its 49% interest in MJC in the year ended December 31, 2010. From the date of transfer of April 30, 2010 to June 30, 2010, the Company consolidated the results of MJC in the consolidated financial statements. However, as a result of the Company's disposition of its 49% interest, the Company accounts for its investment using the equity method of accounting.

Transfer Of MEC Assets To MID

On April 30, 2010, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, certain assets of MEC were transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, MJC (which includes Pimlico Race Course and Laurel Park), AmTote and XpressBet® (the "Transferred Assets"), pursuant to the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code.

The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $347.1 million at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors Committee under the acquisition method of accounting. The Company also received in cash the balance of the net proceeds from the sale by MEC of Remington Park of $51.0 million and cash of $40.0 million included in the working capital of the Transferred Assets.

MEC'S Bankruptcy

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. and subsequently MID U.S. Financing Inc. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

MI Developments Inc. 2010 7

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred Assets to MID. On March 23, 2010, the Plan was amended to include MJC in the Transferred Assets. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further under "LOANS RECEIVABLE FROM MEC"), in addition to the Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $27.0 million. The estimated proceeds of $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. The aggregate proceeds from the sale of Lone Star LP are included in "receivable from reorganized MEC" on the accompanying audited consolidated balance sheets at December 31, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

•
that the closing does not occur or is delayed;

•
if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

•
if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack ("The Meadows Holdback Note") and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The litigation proceeding with Cushion Track Footing USA, LLC is pending in the Court. In February 2011, an unfavourable decision in the litigation proceedings with PA Meadows, LLC was made by the Court. As a result, MID expects

8 MI Developments Inc. 2010

that payments from The Meadows Holdback Note will commence once PA Meadows, LLC has available excess cash flows, if any as initially agreed to.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

As at December 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold by the Debtors, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors to administer the Plan.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets. Details of such asset sales are discussed in note 2(b) to the consolidated financial statements for the year ended December 31, 2010.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing on the Petition Date, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a non-controlling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying value of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of loss for the year ended December 31, 2009.

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U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see "LOANS RECEIVABLE FROM MEC") was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statements of loss.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development and properties held for development (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — Real Estate Business — Real Estate Properties").

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2010. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under "BUSINESS AND OPERATION OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna" below, as well as the downturn in the global real estate markets over the past few years, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we may acquire.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "REAL ESTATE BUSINESS — Real Estate Properties — Properties Held for Development").

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components,

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and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the years ended December 31, 2010 and 2009, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area at December 31, 2010. Between the end of 1998 and the end of 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing a 12-year compound annual growth rate of approximately 6.9%.

The level of business MID has received from Magna has significantly declined over the past five years. This decline is primarily due to: pressures in the automotive industry and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the ongoing disputes between the Company and certain of its shareholders which the reorganization proposal described above under "SIGNIFICANT MATTERS — Reorganization Proposal" is designed to address, including the litigation that is described under the section "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization". Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2010 and total leaseable area remained consistent at approximately 27.5 million square feet. Between the end of 2004 and the end of 2010, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.2%.

On May 6, 2010, Magna announced that it had entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust controlled Magna. On July 23, 2010, Magna's shareholders approved the proposed plan and on August 17, 2010, the Ontario Superior Court also approved the proposed plan. Effective August 31, 2010, Magna's dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and Funds From Operations ("FFO") (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Funds From Operations"). In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust, and the proposed reorganization by which the Stronach Trust would cease to control MID, would have any impact on our relationship with Magna.

MI Developments Inc. 2010 11

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodities prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132 thousand square feet of leaseable area, which was included in Magna's plant rationalization, expired and was not re-leased by Magna. During the second quarter of 2010, a property in the United States leased to Magna, which was also included in Magna's plant rationalization, representing 249 thousand square feet of leaseable area, was leased to a non-Magna party. As a result, a lease termination fee of $1.9 million was recorded in the second quarter of 2010 and will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. During the fourth quarter of 2010, three properties in the United States were removed from Magna's plant rationalization strategy and one property in Germany was included. Two of the properties removed from the plant rationalization strategy will continue to be occupied until the end of their lease terms in July 2013 and February 2014 and the third property is expected to be occupied until December 2013. One property in Germany representing 105 thousand square feet of leaseable area was included in Magna's plant rationalization strategy during the fourth quarter of 2010. Magna's plant rationalization strategy currently includes 9 facilities under lease from the Company (two in Canada, six in the United States and one in Germany) with an aggregate net book value of $25.4 million at December 31, 2010. These 9 facilities represent 1.0 million square feet of leaseable area with annualized lease payments of approximately $4.1 million, or 2.3% of MID's annualized lease payments at December 31, 2010. The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2010, disregarding renewal options, is approximately 5.7 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

RACING & GAMING BUSINESS

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering

12 MI Developments Inc. 2010

business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

The Racing & Gaming Business' primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore no risk of loss is borne with respect to any wagering conducted. The Racing & Gaming Business retains a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage retained, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

The Racing & Gaming Business derives pari-mutuel wagering revenues from the following primary sources:

•
Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;

•
Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;

•
Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and

•
Wagers placed by telephone or over the Internet by customers enrolled in XpressBet®, our account wagering platform.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 5% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate gaming revenues from our Gulfstream Park gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

We also generate non-wagering revenues which include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track

MI Developments Inc. 2010 13

simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

We recognize racing revenue prior to our payment of purses, stakes, awards and pari-mutuel taxes. The racing costs relating to these revenues are shown as "purses, awards and other" in our consolidated financial statements. We recognize gaming revenue prior to our payment of taxes and purses. The gaming costs relating to these revenues are also shown as "purses, awards and other" in our consolidated financial statements.

Our operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

Racing Industry Trends

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle is down 7.3% for the year ended December 31, 2010 in comparison to the prior year. This follows a decrease in total industry handle from 2007 to 2009 of 16.4% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

Government Regulation Impacting The Racing & Gaming Business

Horse racing is a highly regulated industry (see "RISKS AND UNCERTAINTIES — RACING & GAMING BUSINESS"). In the U.S., individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by regulatory authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

In the U.S., interstate pari-mutuel wagering on horse racing is also subject to the federal Interstate Horseracing Act of 1978 and the federal Interstate Wire Act of 1961. As a result of these two statutes, racetracks are able to commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

With respect to our racetracks, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

14 MI Developments Inc. 2010

California

In California, the California Horse Racing Board ("CHRB") is responsible for regulating the form of wagering, the length and conduct of meets and the allocation and distribution of pari-mutuel wagers within the limits set by the California legislature. We file license applications with the CHRB to license three of our subsidiaries. Applications are filed for Los Angeles Turf Club, Incorporated to conduct a race meet at Santa Anita Park, Pacific Racing Association to conduct two race meets at Golden Gate Fields and XpressBet®, as an out-of-state account wagering hub, to place wagers on behalf of California residents. At present, the CHRB has not licensed other thoroughbred racetracks in Southern California to conduct racing during the time that Santa Anita Park conducts racing. However, night quarter horse racing is conducted at Los Alamitos Race Course in Southern California during portions of Santa Anita's meets. As with the Southern California market, the CHRB has not licensed other thoroughbred racetracks in Northern California to conduct racing during the time Golden Gate Fields conducts racing. Currently, there are two other licensees in California that are licensed to conduct account wagering in that state. After we acquired the three California licensed subsidiaries as part of the Transferred Assets pursuant to the Plan, the CHRB requested license amendments for each of these three California licensed subsidiaries. As part of this amended license application process, on July 22, 2010, the CHRB agreed to extend the existing licenses of the Los Angeles Turf Club, Incorporated, Pacific Racing Association and XpressBet® advance deposit wagering until December 26, 2010 and also agreed to extend the existing waiver of Business and Professions Codes sections 19483 and 19484 prohibiting common ownership of racing licenses, in order for us to prepare and submit to the CHRB a comprehensive plan setting forth our intended business practices and procedures for operation of Santa Anita Park and Golden Gate Fields as thoroughbred horse racing venues, as well as the operation of XpressBet® as an account deposit wagering platform accepting wagers from California residents. This comprehensive plan was submitted to the CHRB and was the subject of CHRB discussion at its September 16, 2010 meeting but was instead carried over to the CHRB's November 9, 2010 meeting. On November 9, 2010, the CHRB granted waivers to the Company under Sections 19483 and 19484 of the California Business & Professional Code with respect to MID's ownership of Santa Anita Park, Golden Gate Fields and XpressBet®.

Our financial condition and operating results could be materially adversely affected by legislative changes or action by the CHRB that would increase the number of competitive racing days, reduce the number of racing days available to us, authorize other forms of wagering, grant additional licenses authorizing competitors to conduct account wagering, discontinue the waiver of provisions prohibiting common ownership of racing licenses, or remove or limit our authority to conduct racing, simulcast operation or account wagering in California as it is currently being conducted.

Historically, the CHRB has granted Santa Anita Park an annual license to operate 17 weeks of live racing, commencing in late December and continuing through mid-April. For 2011, Santa Anita Park has also been granted 6 weeks of live racing from late September through early November. There is no guarantee that any particular race days will be granted to Santa Anita Park for subsequent years.

Maryland

In Maryland, the Maryland Racing Commission approves annual licenses for racetracks to conduct thoroughbred and standardbred horse races with pari-mutuel wagering. However, Maryland's racing law effectively provides that except for Pimlico and Laurel Park, the Maryland Racing Commission may not issue thoroughbred racetrack licenses or thoroughbred race dates to any racetracks that have a circumference of at least one mile and are located within the Baltimore and Washington, D.C. markets. Other than a track located in Timonium, Maryland (a northern suburb of Baltimore), which has a racetrack circumference of less than one mile and which typically conducts an eight-day race meeting in connection with the Maryland State Fair, the Maryland Racing Commission has not approved a thoroughbred track license or thoroughbred race dates for any racetrack in either the Baltimore or Washington, D.C. markets. The Maryland Racing Commission approved the transfer of the Maryland racing entities to us as part of the Transferred Assets pursuant to the Plan. As a result of MEC's Chapter 11 bankruptcy filing on March 5, 2009, however, audited financial statements were not provided to the Maryland Racing Commission for Laurel Racing Assoc., Inc. ("LRA") and Pimlico Racing Association, Inc., our racing licensees in Maryland, for fiscal years 2008 and 2009 in

MI Developments Inc. 2010 15

accordance with legislative requirements. We are currently working with the Maryland Racing Commission to resolve this issue.

On May 6, 2010, we and Penn announced the intention to establish joint ventures in respect of the Company's Maryland racing and gaming assets (see "SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC."). On June 28, 2010, the Maryland Racing Commission approved the continued licensure of Laurel Racing Assoc., Inc. and The Maryland Jockey Club of Baltimore City, Inc. to own and operate Laurel Park and Pimlico Race Course subject to MID and Penn National Gaming, Inc., through a subsidiary, submitting a business/operating plan respecting the joint venture Maryland racing operations on or before September 30, 2010. As a result of this approval, the joint venture transaction closed on July 1, 2010.

In November 2008, the voters of Maryland approved an amendment to the constitution that legalized the potential for slot facilities in five Maryland counties. One of these counties is Anne Arundel County in which Laurel Park is situated. The Maryland Video Facilities Lottery Location Commission ("VLT Location Commission") was formed to accept bids for video lottery slot machine licenses. On February 2, 2009, LRA filed an application for a video lottery facility terminal license without the initial license fee deposit. This application was rejected by the VLT Location Commission. LRA formally filed appeals before the Maryland State Board of Contract Appeals to preserve its rights. LRA has filed a Notice of Dismissal of the appeals before the Maryland State Board of Contract Appeals on March 1, 2011.

On December 9, 2009, the Commission conditionally awarded the future video lottery terminal license in Anne Arundel County to PPE Casino Resorts Maryland, LLC ("PPE") contingent on zoning approval. On December 21, the Anne Arundel County Council passed Bill 82-09, which authorizes conditional use zoning for a video lottery facility within Anne Arundel County at all W1 Industrial Park zoning districts and regional commercial complexes, which include both Arundel Mills Mall and Laurel Park. A petition was circulated to repeal Bill 82-09. On February 23, 2010, PPE filed a complaint (subsequently amended) against Anne Arundel County Board of Supervisors of Election for declaratory and injunctive relief testing the validity of the petition. The complaint was based on allegations of fraud during the signature collection process and that Bill 82-09 was not the proper subject of a referendum. On June 25, 2010, the Circuit Court for Anne Arundel County ruled against PPE on all claims except the question of referability. The Circuit Court decided that Bill 82-09 was part of an integral and interrelated State appropriation and, thus, nonreferable. An appeal was filed and on July 20, 2010, the Maryland Court of Appeals ordered that the judgment of the Circuit Court for Anne Arundel County be reversed and the case was remanded to that court with instructions to enter an order directing that the referendum be placed on the ballot at the November 2, 2010 general election. The result of the ballot on November 2, 2010 was unfavourable in that the previously approved zoning for the Anne Arundel VLT facility was granted to Arundel Mills Mall. As a result, MJC will continue to assess its options going forward.

MJC and Penn had been granted an extension to submit their joint business plan pending the outcome of the November 2, 2010 referendum. On December 22, 2010, an agreement was reached between MJC and Maryland Thoroughbred Horsemen's Association ("MTHA") and Maryland Horse Breeders' Association, Inc. ("MHBA") whereby MJC agreed to conduct 146 live racing days in 2011 and MTHA and MHBA agreed to make a contribution of $1.7 million to MJC for the year 2011 as additional funding for the operation of the race meets at Laurel Park and Pimlico. This agreement was conditional upon an allocation of funds to MJC from the State of Maryland in the amount of $3.5 million to $4.0 million to support the agreed racing schedule. This agreement was approved by the Maryland Racing Commission. No amounts have been received as of yet.

Florida

In Florida, the Division of Pari-Mutuel Wagering considers applications for annual licenses for thoroughbred, standardbred and quarter horse meetings with pari-mutuel wagering and the operation of slot machine gaming and poker rooms. On August 23, 2010, the Division of Pari-Mutuel Wagering issued an order approving the issuance of Gulfstream Park Racing Association, Inc.'s ("GPRA") shares to MI Developments Investments Inc., our wholly-owned subsidiary, after a suitability review by the Division of Pari-Mutuel Wagering consistent with section 550.1815, Florida Statutes, of any holder of a more than 10% ownership in an entity which possesses a pari-mutuel permit or slot machine license.

16 MI Developments Inc. 2010

On July 1, 2010, Florida Senate Bill 788 was enacted into law. This law reduced the tax on gross gaming revenue on slot machines at pari-mutuel facilities in Florida from 50% to 35%. In addition, the change in the law allows a quarter horse permittee located in Miami-Dade County to be eligible for a full slot machine license (2,000 machines) and the operation of a poker room (no limitation on table number). GPRA currently holds a quarter horse permit for Miami-Dade County.

Oregon

In Oregon, the Oregon Racing Commission approves annual licenses for horse and greyhound racetracks, and multi-jurisdictional account wagering hubs. The Oregon Racing Commission has not licensed any operators of horse racetracks in the Portland area, other than Portland Meadows. Portland Meadows received its racing license for the 2010-2011 meet on July 7, 2010.

XpressBet®

In addition to conducting live horse racing with pari-mutuel wagering at our various tracks in the U.S., we conduct telephone and internet account wagering through our subsidiary, XpressBet® and other affiliated entities. XpressBet® currently holds a license to serve as a multi-jurisdictional account wagering hub by the Oregon Racing Commission which expires June 30, 2011. The Oregon license enables XpressBet® to open accounts and accept wagering instructions on behalf of U.S citizens in respect of horse and dog races and to open accounts and accept wagering instructions on behalf of non-U.S. citizens in respect of horse races. XpressBet® also holds account wagering licenses issued by the California Horse Racing Board, the Idaho Racing Commission, the Illinois Racing Board, the Montana Board of Horse Racing, the Virginia Racing Commission and the Washington Horse Racing Commission. XpressBet® also has received regulatory approvals from the Maryland Racing Commission and the Massachusetts Racing Commission to open accounts and place wagers on behalf of residents from those states. The two entities that conduct horseracing and pari-mutuel wagering at The Meadows racetrack in Washington, Pennsylvania are entitled to serve as a Pennsylvania-based account wagering hub by virtue of their annual licenses to conduct standardbred racing and pari-mutuel wagering. XpressBet® has an agreement with the entities that conduct horseracing and pari-mutuel wagering at The Meadows to provide account wagering services to those entities' account holders and to conduct their respective account wagering operations under the brand XpressBet®. In accordance with its multi-jurisdictional hub license from Oregon and, to the extent applicable, state-based requirements imposed by states where it is licensed or otherwise approved, XpressBet® opens wagering accounts on behalf of residents from various states and countries and processes wagering instructions from those account holders in respect of races conducted throughout the U.S. and in other countries.

Laws governing account wagering in the U.S. vary from state to state. Currently, approximately 21 states have expressly authorized some form of account wagering by their residents. A smaller number of states have expressly prohibited pari-mutuel wagering and/or account wagering. The remaining states have authorized pari-mutuel wagering but have neither expressly authorized nor expressly prohibited their residents from placing wagers through account wagering hubs located in different states. We believe that the amendment to the Federal Interstate Horseracing Act of 1978 clarified that an account wagering operator may open accounts on behalf of and accept wagering instructions from residents of states where pari-mutuel wagering is legal and where providing wagering instructions to account wagering operators located in other states is not expressly prohibited by statute, regulation or other government restrictions. Although our account wagering operations are conducted in accordance with what we believe is a valid interpretation of applicable state and federal law, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. The amendment to the Federal Interstate Horseracing Act of 1978 may not be interpreted similarly by all interested parties, and there may be challenges to our account wagering activities or those of other account wagering operations by both state and federal law enforcement authorities, which could have a material adverse effect on our account wagering business which, in turn, could have a material adverse effect on our business, financial conditions, operating results and performance.

The Unlawful Internet Gambling Enforcement Act became effective September 30, 2006, which prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of

MI Developments Inc. 2010 17

internet gambling. The law contains an exemption for pari-mutuel wagers placed pursuant to the Federal Interstate Horseracing Act of 1978. The U.S. Treasury Department, in consultation with the U.S. Federal Reserve Board and the U.S. Department of Justice, issued regulations which could potentially benefit all or a portion of our account wagering operations. However, during the third quarter some financial institutions commenced blocking internet gambling transactions which have negatively impacted XpressBet®'s operations. We are currently considering other options to manage our account wagering transactions.

In addition to placing account wagers on behalf of U.S. residents, we also place wagers on behalf of account holders who reside in countries other than the U.S. In the case of foreign-based account wagers, they are placed either directly or indirectly through our Oregon-licensed XpressBet® subsidiary. Regardless of which entity processes a wager, we comply with the regulatory requirements imposed by each of the jurisdictions that have licensed us to accept wagers from non-U.S. residents. The laws regarding account wagering by residents of countries other than the U.S. vary from country to country, and we seek to understand and comply with those laws to the greatest extent possible. As with any issue that turns on the interpretation of legal requirements, it is possible that law enforcement authorities from these foreign jurisdictions may disagree with our interpretation of their laws in respect of account wagering and seek to challenge our ability to place account wagers on behalf of their residents. In certain cases, such challenges could have a material adverse effect on our business, financial conditions, operating results and prospects, including the licenses we hold to conduct horse racing and pari-mutuel wagering (including account wagering) in the U.S.

FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the years ended December 31, 2010 and 2009, as well as the exchange rates as at December 31, 2010 and 2009, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates For the Years Ended December 31,				Exchange Rates As at December 31,
	2010	2009	Change		2010	2009	Change
1 Canadian dollar equals U.S. dollars	0.971	0.881	10%		1.005	0.955	5%
1 euro equals U.S. dollars	1.327	1.393	(5%	)	1.339	1.433	(7%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

Foreign exchange rate changes have a minimal impact in the Racing & Gaming Business.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

The Racing & Gaming Business includes the results of operations since April 30, 2010, the acquisition date of the Transferred Assets in the year ended December 31, 2010. The results of operations for the year ended

18 MI Developments Inc. 2010

December 31, 2009 include the results of MEC for the period up to March 5, 2009, the Petition Date. The deconsolidation of MEC as at March 5, 2009 and the acquisition of the Transferred Assets on April 30, 2010 affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of loss, consolidated statements of cash flows and consolidated balance sheets. Transactions and balances between the "Real Estate Business" and "Racing & Gaming Business" segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations and financial position of the Company for periods subsequent to the transfer of the Transferred Assets and prior to the deconsolidation of MEC on the Petition Date.

					Racing & Gaming Business
	Consolidated		Real Estate Business
(U.S. dollars in thousands) Years Ended December 31,
	2010	2009	2010	2009	2010	2009
Revenues
Rental revenue	$172,656	$170,929	$172,656	$170,929	$—	$—
Interest and other income from MEC	1,824	43,469	1,824	53,105	—	—
Racing, gaming and other revenue	183,880	152,935	—	—	183,880	152,935

	358,360	367,333	174,480	224,034	183,880	152,935

Operating costs, expenses and income
Purses, awards and other	100,945	82,150	—	—	100,945	82,150
Operating costs	90,655	55,274	—	—	90,655	55,274
General and administrative	76,524	53,071	49,687	52,904	26,837	157
Depreciation and amortization	50,437	48,334	41,560	41,349	8,877	7,014
Interest expense, net	16,447	18,985	16,197	13,535	250	14,960
Foreign exchange losses (gains)	(16)	8,104	86	(543)	(102)	8,647
Equity loss (income)	29,501	(65)	—	—	29,501	(65)
Write-down of long-lived and intangible assets	44,159	4,498	40,646	4,498	3,513	—
Impairment provision (recovery) related to loans receivable from MEC	(9,987)	90,800	(9,987)	90,800	—	—

Operating income (loss)	(40,305)	6,182	36,291	21,491	(76,596)	(15,202)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	—	(46,677)	—	(504)	—	(46,173)
Gain (loss) on disposal of real estate	(1,205)	206	(1,205)	206	—	—
Other gains (losses), net	1,913	(7,798)	1,971	(7,798)	(58)	—
Purchase price consideration adjustment	21,027	—	21,027	—	—	—

Income (loss) before income taxes	(18,570)	(48,087)	58,084	13,395	(76,654)	(61,375)
Income tax expense	33,442	1,737	33,413	1,678	29	59

Income (loss) from continuing operations	(52,012)	(49,824)	24,671	11,717	(76,683)	(61,434)
Income from discontinued operations	—	1,227	—	—	—	784

Net income (loss)	(52,012)	(48,597)	24,671	11,717	(76,683)	(60,650)
Add net loss attributable to the non-controlling interest	—	6,308	—	—	—	6,308

Net income (loss) attributable to MID	$(52,012)	$(42,289)	$24,671	$11,717	$(76,683)	$(54,342)

Income (loss) attributable to MID from
– continuing operations	$(52,012)	$(43,153)	$24,671	$11,717	$(76,683)	$(54,763)
– discontinued operations	—	864	—	—	—	421

Net income (loss) attributable to MID	$(52,012)	$(42,289)	$24,671	$11,717	$(76,683)	$(54,342)

REAL ESTATE BUSINESS

Rental revenues for the year ended December 31, 2010 increased $1.7 million to $172.7 million from $170.9 million in the prior year. The additional rent earned from contractual rent increases, completed projects

MI Developments Inc. 2010 19

on-stream and the effect of changes in foreign exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing, straight-line rent and other adjustments.

Rental Revenue

Rental revenue, year ended December 31, 2009	$170.9
Contractual rent increases	1.5
Completed projects on-stream	0.9
Vacancies of income-producing properties	(1.3)
Renewals and re-leasing of income-producing properties	(0.9)
Effect of changes in foreign currency exchange rates	2.0
Straight-line adjustment	(0.1)
Other	(0.3)

Rental revenue, year ended December 31, 2010	$172.7

The $1.5 million increase in revenue from contractual rent adjustments includes (i) $0.5 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2009 and 2010 on properties representing 6.5 million square feet of leaseable area, (ii) $0.9 million from annual CPI-based increases implemented in 2010 on properties representing 6.5 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.5 million square feet of leaseable area.

Completed projects on-stream contributed $0.9 million to rental revenue for the year ended December 31, 2010. The completion of six minor Magna-related projects and two non-Magna projects in 2009 increased revenue by $0.3 million over the prior year. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.3 million over the prior year. The completion of a Magna-related expansion project in Austria in 2010 added six thousand square feet of leaseable area and marginally increased revenue in the year ended December 31, 2010 over the prior year. The completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 added 103 thousand and 19 thousand square feet of leaseable area, respectively, and increased revenue in the year ended December 31, 2010 by $0.3 million. The completion of a minor Magna-related project in the fourth quarter of 2010 marginally increased revenue in the year ended December 31, 2010 over the prior year.

One property became vacant in the first quarter of 2010 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 358 thousand square feet of aggregate leaseable area, resulting in a $1.3 million reduction in revenues over the prior year.

Renewals and re-leasing had a $0.9 million negative impact on revenues compared to the prior year. The renewal of two Magna leases in 2009, a non-Magna tenant lease and two Magna leases in 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 456 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a non-Magna tenant in 2009, reduced revenues by $0.3 million in the year ended December 31, 2010. As a result of Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna in May 2010 for 246 thousand square feet of leaseable area that had been vacated in 2009. This property was subsequently re-leased to a third party for 12.5 years. The vacancy and re-leasing of this property resulted in a $0.5 million decrease in revenues. During the year ended December 31, 2010, revenues were reduced by $0.2 million due to a lease negotiation with a Magna tenant relating to a 298 thousand square foot facility in Mexico that was finalized in June 2010. The re-lease of a 41 thousand square foot facility in Canada to a non-Magna tenant in 2009 increased revenues by $0.1 million over the prior year.

For the year ended December 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $2.0 million positive impact on reported rental revenues, as the average foreign exchange

20 MI Developments Inc. 2010

rate during the year ended December 31, 2010 relating to the Canadian dollar strengthened against the U.S. dollar as compared to the prior year period, which was partially offset by the negative impact on reported rental revenues as the average foreign exchange rate relating to the euro weakened against the U.S. dollar as compared to the prior year.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $51.3 million, from $53.1 million in the year ended December 31, 2009 to $1.8 million in the year ended December 31, 2010.

During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly, the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC, however, interest income and fees were recognized under the DIP Loan to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. In the year ended December 31, 2010, $1.8 million of interest and other income from MEC represents interest and fees relating to the DIP Loan. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". As a result of the conclusion of the Debtors' Chapter 11 process following the close of business on April 30, 2010, the effective date of the Plan, the Company no longer received interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses decreased by $3.2 million to $49.7 million in 2010 from $52.9 million in 2009. General and administrative expenses for 2009 include $22.6 million of advisory and other related costs incurred in connection with a reorganization proposal announced in November 2008, which did not proceed, MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC'S Bankruptcy — Chapter 11 Filing and Plan of Reorganization") and matters heard by the Ontario Securities Commission ("OSC"). Expenses for 2010 include $9.5 million of advisory and other related costs incurred with respect to the continued involvement in MEC's Debtors' Chapter 11 process, including costs associated with the acquisition of the Transferred Assets, and costs incurred relating to ST Acquisition Corp.'s intention to acquire MID shares (see "SIGNIFICANT MATTERS — ST Acquisition Corp. Offer for MID Shares"). Excluding advisory and other costs, general and administrative expenses increased $9.9 million in the 2010 year primarily due to:

(i)
increased insurance expense of $3.3 million primarily related to increased premiums in connection with the Company's Directors' and Officers' liability insurance. The Directors' and Officers' liability insurance includes premiums paid for run-off insurance related to the MEC bankruptcy which expires in June 2016 and covers claims arising from prior years to June 30, 2010;

(ii)
increased termination costs of $2.3 million relating to the resignations of members of senior management in 2010;

(iii)
increased compensation expense of $1.9 million primarily pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from the increase in the Company's share price during 2010 as compared to 2009, primarily in the fourth quarter, as well as increased incentive plan compensation paid to directors in 2010;

(iv)
increased professional fees of $1.6 million relating to both legal costs for various real estate and corporate matters, as well as increased audit fees in connection with the Transferred Assets;

(v)
increased costs of $1.0 million primarily associated with other costs associated with the MEC bankruptcy process;

(vi)
increased property taxes and utilities expense of $0.9 million as a result of the increased number of vacant properties in comparison to the prior year that would have otherwise been paid by the tenant; and

MI Developments Inc. 2010 21

(vii)
increased consulting costs of $0.8 million associated with the continued evaluation of various real estate projects that the Company investigates on a regular basis and advisory costs incurred to settle allowed administrative, priority and other claims concerning MEC's bankruptcy.

Partially offsetting these increases in general and administrative expenses is a reduction in stock-based compensation expense of $1.1 million due to the issuance of a greater number of stock options to purchase the Company's Class A Subordinate Voting Shares in 2009 as compared to 2010 and decreased capital tax expense of $0.5 million due to the elimination of capital tax in the province of Ontario, Canada effective July 1, 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.3 million to $41.6 million in 2010 compared to $41.3 million in the prior year, primarily due to foreign exchange (see "FOREIGN CURRENCIES").

Interest Expense, Net

Net interest expense was $16.2 million in 2010 ($16.5 million of interest expense less $0.3 million of interest income) compared to $13.5 million in the prior year ($13.9 million of interest expense less $0.4 million of interest income). The increased net interest expense is primarily due to $1.6 million of increased interest expense associated with foreign exchange relating to the Company's Debentures as they are denominated in Canadian dollars, $1.1 million associated with increased borrowings on the revolving credit facility and $0.1 million due to having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments, partially offset with $0.1 million of increased interest capitalized for properties under development.

Foreign Exchange Losses (Gains)

The Real Estate Business recognized net foreign exchange losses of $0.1 million for 2010 compared to net foreign exchange gains of $0.5 million in the prior year. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and the re-measurement of U.S. dollar denominated net assets held within MID's corporate entity, which has a Canadian functional currency.

Write-down of Long-Lived and Intangible Assets

In the fourth quarter of 2010, the Real Estate Business recorded impairment charges totalling $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. Pursuant to the reorganization proposal (see "SIGNIFICANT MATTERS — Reorganization Proposal"), lands held for development as described in note 5(a) to the consolidated financial statements, along with other assets, are transferred to the Stronach Shareholder as consideration for the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder. The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement are sufficient to pass the Arrangement Resolution. In connection with the reorganization proposal, the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the lands held for development over the estimated fair value determined by external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

In the fourth quarter of 2009, as a result of further weakening in the commercial office real estate market in Michigan, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

22 MI Developments Inc. 2010

Impairment Provision (Recovery) Related to Loans Receivable from MEC

During the year ended December 31, 2009, in connection with developing the Plan (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy — Chapter 11 Filing and Plan of Reorganization"), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC's operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings for certain of MEC's assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate. The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court had yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan.

During the year ended December 31, 2010, an impairment recovery of $10.0 million relating to loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising as at the acquisition date of April 30, 2010 relating to the settlement of the loans receivable from MEC in exchange for the Transferred Assets. The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as follows:

(a)
Directors' and Officers' Insurance Proceeds

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID was entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement with one of the insurers was subsequently entered into in July 2010 resulting in MID receiving compensation of $13.0 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.0 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(b)
Sale Proceeds From Liquidated Assets Under the Plan

  The estimates of sale proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at

MI Developments Inc. 2010 23

  April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(c)
Bankruptcy Claims

  The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is on-going and subject to Bankruptcy Court approval. Consequently, at each reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $15.9 million as a result of additional information received and/or the settlement of allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $15.9 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(d)
Changes in Fair Value of Net Assets Retained Under the Plan

  At each reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets under the Plan, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

Gain (Loss) on Disposal of Real Estate

During the year ended December 31, 2010, the Real Estate Business recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development in the U.S. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur resulting in the conveyance of the land to the municipality. In the year ended December 31, 2009, the Real Estate Business sold land and a vacant building in the U.S. for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million.

Other Gains (Losses), Net

The Real Estate Business' "other gains (losses), net" during 2010 primarily relates to a termination fee on a property in the U.S. that was leased to Magna. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million. The amount will be collected based on a repayment schedule over the remaining term of the original lease, which was scheduled to expire in September 2013.

24 MI Developments Inc. 2010

The "other gains (losses), net" during 2009 represented a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which was considered a substantially complete liquidation of that foreign operation. The currency translation loss for 2009, which was previously included in the "accumulated other comprehensive income" component of shareholders' equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from a foreign operation. In 2010, the Real Estate Business recorded a currency translation gain of $0.1 million in "other gains (losses), net" relating to the final liquidation of this foreign operation.

Purchase Price Consideration Adjustment

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the Transferred Assets on April 30, 2010. The fair values of the assets acquired and liabilities assumed were initially determined as at April 30, 2010 resulting in a $10.0 million impairment recovery related to the loans receivable from MEC being recognized (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Impairment Provision (Recovery) Related to Loans Receivable from MEC"). However, certain of the fair values assigned to the Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any further changes to fair value are no longer considered an adjustment to the previously recognized impairment provision relating to the loans receivable from MEC, but rather are considered an adjustment to the fair values of the purchase price consideration and has been presented as a "purchase price consideration adjustment" in the consolidated statements of loss. Accordingly, the changes in the fair values of the Transferred Assets in the year ended December 30, 2010 of $21.0 million are comprised of the following items:

Directors' and officers' insurance proceeds(a)	$8,400
Bankruptcy claims(b)	11,229
Changes in fair value of net assets retained under the Plan(c)	1,398

Purchase price consideration adjustment	$21,027

(a)
Directors' and Officers' Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an adjustment of $8.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

(b)
Bankruptcy Claims

At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date during the measurement period, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.2 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company

MI Developments Inc. 2010 25

  recognized an adjustment of $11.2 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

(c)
Changes in Fair Value of Net Assets Retained Under the Plan

At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company recognized an adjustment of $1.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

Income Tax Expense

The Real Estate Business' income tax expense for 2010 was $33.4 million, representing an effective tax rate of 57.5%, compared to an income tax expense of $1.7 million in the prior year, representing an effective tax rate of 12.5%.

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current tax expense. The Company has retained legal counsel to apply to the Ontario Superior Court of Justice to have the amalgamation set aside and cancelled. The outcome of this process is uncertain.

The Real Estate Business' income before income taxes in 2010 includes a write-down of long-lived assets of $40.6 million, partially offset by an impairment recovery related to the loans receivable from MEC of $10.0 million and a purchase price consideration adjustment of $21.0 million. Excluding these items and the additional unintended income tax expense of $12.7 million relating to the internal amalgamation, the Real Estate Business' effective tax rate was 31.0%. In 2009, excluding the $90.8 million impairment provision relating to loans receivable from MEC, the $7.8 million currency translation loss included in "other gains (losses), net" and the $22.6 million of advisory and other costs incurred in 2009 incurred in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and the related tax impact of these items, the Real Estate Business' effective tax rate was 10.5%. This increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates as the jurisdictions in which the Real Estate Business operates have different rates of taxation and therefore income tax expense is influenced by the proportion of income earned in each particular country, as well as the decrease in interest and other income from MEC, which is taxed in jurisdictions that had lower rates of taxation than the Real Estate Business' overall effective tax rate. In addition, the Real Estate Business could not tax benefit from MEC Chapter 11 related expenses in 2010.

Net Income (Loss)

Net income of $24.7 million for 2010 increased from net income of $11.7 million in the prior year. The $13.0 million increase is primarily due to the impairment provision relating to the loans receivable from MEC of $90.8 million recorded in 2009 as well as the impairment recovery relating to loans receivable from MEC of $10.0 million and the $21.0 million purchase price consideration adjustment related to the Transferred Assets recorded in 2010 partially offset by the increase in the write-down of long-lived assets of $36.1 million, the decrease in interest and other income from MEC of $51.3 million and the increase in income tax expense of $31.7 million in 2010.

26 MI Developments Inc. 2010

Funds From Operations

	Years Ended December 31,
(in thousands, except per share information)	2010	2009	Change
Net income	$24,671	$11,717	111%
Add back depreciation and amortization	41,560	41,349	1%
Add back (deduct) loss (gain) on disposal of real estate	1,205	(206)	(685%	)

Funds from operations	$67,436	$52,860	28%

Basic and diluted funds from operations per share	$1.44	$1.13	27%

Basic and diluted number of shares outstanding	46,708	46,708

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO.

The $14.6 million increase in FFO compared to the prior year is due to increased net income (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Net Income") as well as the increase in depreciation and the loss on disposal of real estate as compared to the prior year.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2009	$178.0
Contractual rent adjustments	1.4
Completed projects on-stream	0.7
Vacancies of income-producing properties	(0.7)
Renewals and re-leasing of income-producing properties	(0.4)
Effect of changes in foreign currency exchange rates	(2.0)
Other	(0.2)

Annualized lease payments, as at December 31, 2010	$176.8

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

During 2010, annualized lease payments decreased by $1.2 million, or 0.7%, from $178.0 million at December 31, 2009 to $176.8 million at December 31, 2010. The strengthening of the U.S. dollar against the euro partially offset by the weakening of the U.S. dollar against the Canadian dollar led to a $2.0 million decrease in annualized lease payments.

In addition, increases in contractual rent adjustments increased annualized lease payments by $1.4 million, including $1.3 million from CPI-based increases on properties representing 16.2 million square feet of leaseable area and $0.1 million from fixed contractual adjustments on properties representing 0.2 million square feet of leaseable area.

Completed projects related to the expansion projects in Austria and Mexico and a minor project in Spain relating to an air cooling system, which all came on-stream during 2010, also increased annualized lease payments by $0.7 million. The completion of the Phase I and II of an expansion facility in Mexico contributed $0.6 million of the $0.7 million increase in annualized lease payments in 2010.

Annualized lease payments decreased by $0.7 million resulting from the vacancy of a 131 thousand square foot facility by a Magna tenant in the first quarter of 2010. There was also a $0.4 million net reduction in renewals and re-leasing of income producing properties. A reduction of $0.7 million relating to four properties,

MI Developments Inc. 2010 27

two in Mexico, one in the U.S. and one in Canada, representing an aggregate of 599 thousand square feet of leaseable area, that were released at lower negotiated market rental rates than the expiring lease rate. Partially offsetting the reduction in renewals and re-leasing is the leasing of a 58 thousand square foot facility to a non-Magna tenant in Canada which increased annualized lease payments by $0.2 million. In addition, the renewal of a non-Magna tenant lease at higher negotiated market rental rates than the expiring rate, representing 85 thousand square feet of leaseable area also increased annualized lease payments by $0.1 million.

The annualized lease payments by currency at December 31, 2010 and 2009 were as follows:

	December 31, 2010		December 31, 2009
euro	$70.9	40%	$75.8	43%
Canadian dollar	60.5	34	57.3	32
U.S. dollar	43.8	25	43.2	24
Other	1.6	1	1.7	1

	$176.8	100%	$178.0	100%

Lease Rollover Risk

Lease rollover risk arises from the possibility that the Company may experience difficulty renewing leases as they expire or replacing tenants.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2010.

	2011	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	371	374	1,146	—	643	—	3,299	2,234	8,067
U.S.	—	171	1,683	72	213	—	1,576	1,759	5,474
Mexico	—	—	856	—	68	—	1,097	374	2,395
Austria	—	—	73	—	—	1,264	5,639	891	7,867
Germany	—	—	1,835	—	—	29	—	1,166	3,030
Other	—	—	373	75	—	—	33	184	665

Total	371	545	5,966	147	924	1,293	11,644	6,608	27,498

Real Estate Properties

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development and properties held for development.

The net book values of the Real Estate Business' real estate assets are as follows:

	December 31, 2010	December 31, 2009
Income-producing real estate properties	$1,172.5	$1,220.0
Properties held for development	132.3	169.8
Properties under development	10.3	—

Real estate properties, net	$1,315.1	$1,389.8

Income-Producing Properties

At December 31, 2010, the Real Estate Business had 106 income-producing properties, representing 27.5 million square feet of rentable space. The income-producing properties are comprised predominantly of

28 MI Developments Inc. 2010

industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 8% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at December 31, 2010 was as follows:

	Book Value	Percent of Total
Canada	$422.2	36%
Austria	318.7	27
U.S.	220.0	19
Germany	111.2	9
Mexico	69.6	6
Other countries	30.8	3

	$1,172.5	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business was seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business has approximately 1,400 acres of land held for development at December 31, 2010 and December 31, 2009, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium or long-term for the Company's account or with joint venture partners. For example, MID has had intentions to develop the Aurora, Canada, Palm Beach County, Florida and Bonsall, California properties for residential and/or commercial uses and the Howard County, Maryland property for mixed-use, including office, retail and residential. Planning and zoning approvals are in place for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed-use land entitlement approval process relating to the Howard County lands in Maryland as MID received preliminary site plan approval on August 3, 2010. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by San Luis Rey Racing Inc., and which entered into a lease agreement with MID on March 16, 2010 on a triple-net basis for nominal rent while MID pursued the necessary development entitlements and other approvals. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

As a result of the reorganization proposal received December 22, 2010 (see "SIGNIFICANT MATTERS — Reorganization Proposal"), lands held for development as described in note 5(a) to the consolidated financial statements, along with other assets, will transfer to the Stronach Shareholder as consideration for the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder. The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario) and will be subject to approval by shareholders at the annual and general meeting of the shareholders of MID to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. In connection with this Arrangement, the Company obtained information related to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria that indicated the existence of potential impairments and inability to recover the carrying value. In this respect, during the fourth quarter of 2010, the Real Estate Business recorded an impairment charge of $40.6 million relating to certain lands held for development. The write-down represents the excess of the carrying value of the assets over the estimated fair values determined by external real-estate appraisals.

MI Developments Inc. 2010 29

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC'S BANKRUPTCY — Chapter 11 Filing and Plan of Reorganization"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

Properties Under Development

At December 31, 2010, the Real Estate Business had four projects under development consisting of: (i) an 87 thousand square foot expansion of a facility in Germany leased to Magna with a total anticipated cost of $10.5 million (euro 7.8 million) of which $5.2 million was spent at December 31, 2010, (ii) a 109 thousand square foot construction of a facility in Germany leased to Magna with a total anticipated cost of $10.6 million (euro 7.9 million) of which $3.2 million was spent at December 31, 2010, (iii) a 32 thousand square foot construction of a facility in Austria leased to Magna with a total anticipated cost of $2.6 million (euro 2.0 million) of which $1.6 million was spent at December 31, 2010, and (iv) improvements to a facility in Canada leased to a third-party tenant with a total anticipated cost of $11.0 million (Cdn.$11.0 million) of which $0.3 million was spent at December 31, 2010. During 2010, the Real Estate Business completed a project under development in Mexico representing an aggregate of 122 thousand square foot expansion of a facility leased to Magna. The total cost of the project in Mexico was approximately $5.0 million.

RACING & GAMING BUSINESS

The Racing & Gaming Business' results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010.

Racing, Gaming and Other Revenue

During the period from the date the Transferred Assets were transferred to MID to December 31, 2010, our racetracks hosted a total of 155 live race days as follows: Golden Gate Fields (102 live race days), Santa Anita Park (5 live race days), Pimlico Race Course (12 live race days) and Portland Meadows (36 live race days). Gulfstream Park did not host any live race days during this period but operated as a simulcast facility with a slots and poker operation.

During 2010, racing, gaming and other revenues were $183.9 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Our operations which generated the most significant revenues were as follows:

  •
  California operations had revenues of $56.3 million during 2010 which reflected revenues generated by Golden Gate Fields of $40.3 million and Santa Anita Park of $16.0 million. Average daily revenues at Golden Gate Fields were reflective of recent national trends in the horse racing industry (Source Equibase Company LLC; The Jockey Club). Santa Anita Park operated as a simulcast venue for the majority of the period since April 30, 2010, but hosted 5 live race days in the fourth quarter of 2010.

  •
  Florida operations had revenues of $47.5 million during 2010. Gulfstream Park did not host live racing but operated as a simulcast facility with a slots and poker operation. The slots and poker operations generated revenues of $34.4 million, pari-mutuel operations generated revenues of $9.7 million and the food and beverage operations at Gulfstream Park generated revenues of $2.4 million. The Palm Meadows Training Center operation was open for training during the fourth quarter of 2010 and generated stable rental and other revenue of $1.0 million.

30 MI Developments Inc. 2010

  •
  Prior to entering into joint venture agreements with respect to the operations of MJC on July 1, 2010, Maryland operations had revenues of $27.0 million. Pimlico Race Course hosted 12 live race days during the second quarter of 2010 including the 135th Preakness Stakes, the second race of the Triple Crown of races.

  •
  Oregon operations had revenues of $7.9 million during 2010 as Portland Meadows hosted 36 live race days and operated as a simulcast venue.

  •
  Revenues from our account wagering and totalisator operations had revenues of $47.0 million during 2010. Account wagering revenues were negatively impacted by (i) certain credit card companies and financial institutions choosing to block otherwise exempt internet gambling related transactions at XpressBet® primarily during the second half of 2010 (see "RACING & GAMING BUSINESS — GOVERNMENT REGULATION IMPACTING THE RACING & GAMING BUSINESS — XpressBet®"), (ii) national wagering trends and (iii) horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. Our totalisator operations were similarly impacted by these recent trends.

  •
  The above revenues were reduced by $1.8 million as a result of intercompany eliminations related to transactions between our racetracks, account wagering operations and separate OTB facilities.

Purses, Awards and Other

Purses, awards and other were $100.9 million in 2010, which reflects direct variable costs associated with our pari-mutuel, gaming, and totalisator operations. As a percentage of pari-mutuel revenues, pari-mutuel purses, awards and other costs were 61.8%, while gaming costs of sales were 60.3% of gaming revenues. These percentages were generally consistent with management's expectations.

Operating Costs

Operating costs were $90.7 million in 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Included in operating costs are $3.4 million of costs primarily incurred to construct an all natural dirt surface at Santa Anita Park, including demolition costs of the previous synthetic racing surface. These costs have been expensed rather than being capitalized as the expenditure cannot be recovered through estimated undiscounted cash flows at the respective racetrack.

As a percentage of total racing, gaming and other revenues, operating costs were 47.4% excluding the capital expenditures that were expensed, which exceeded management's expectations but reflected additional marketing costs incurred at Gulfstream Park and XpressBet® and at Pimlico Race Course relating to the Preakness Stakes, as well as lower daily handle at many of our racetracks which had a negative impact on the operating cost percentage given that many of our operating expenses are fixed.

General and Administrative

General administrative expenses were $26.8 million for 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

Depreciation and Amortization

Depreciation and amortization was $4.7 million and $4.2 million, respectively, for 2010. Depreciation and amortization expense commenced from the date the Transferred Assets were acquired.

Interest Expense, Net

Net interest expense was $0.3 million for 2010 and was attributable primarily to the outstanding term loan facility that was assumed by MID in connection with the acquisition of the Transferred Assets. The term loan facility was fully repaid on July 7, 2010.

MI Developments Inc. 2010 31

Equity Loss (Income)

Equity loss for 2010 of $29.5 million represents the Company's proportionate share of losses incurred on our investments in Maryland RE & R LLC and Laurel Gaming LLC of $24.4 million (see "SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC."), The Village at Gulfstream Park™ of $3.7 million, HRTV, LLC of $1.3 million and TrackNet Media Group LLC. The TrackNet Media Group LLC joint venture with Churchill Downs Incorporated is in the process of being dissolved.

The equity loss for 2010, from the Laurel Gaming LLC investment, reflects the Company's share of $9.2 million of costs incurred by the Maryland operations relating to pursuing alternative gaming opportunities and at Maryland RE & R LLC relating to operating losses incurred during the third and fourth quarters and a write-down of goodwill of $29.2 million. The write-down of goodwill is primarily a result of reduced expectations of achieving alternative gaming at Laurel Park due to the November 2010 referendum whereby the Anne Arundel electorate voted in favour of a bill permitting the zoning of a video lottery terminal facility at Anne Arundel Mills Mall. The unfavourable decision represents an impediment to our efforts to pursue alternative gaming opportunities.

Write-down of Long-lived and Intangible Assets

Write-down of long-lived and intangible assets of $3.5 million relates to a write-down of goodwill and trademark at XpressBet® which was adversely impacted by certain credit card companies and financial institutions choosing to block otherwise exempt internet gambling related transactions primarily during the second half of 2010. Consequently, future expectations for growth and profitability have been impacted as it is anticipated that it will require additional time and investment to re-acquire customers that have either reduced or ceased their account wagering activity through XpressBet®.

Other Gains (Losses), Net

Other losses for 2010 of $0.1 million represents the loss on deconsolidation as a result of the sale of a 49% interest in the Maryland Real Estate and Racing Venture and 51% interest in the Maryland Gaming Venture on July 1, 2010 (see "SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC.").

Income Tax Expense

Income tax expense for 2010 was nominal which is reflective of the operating losses generated by the Racing & Gaming Business which have not been benefited.

Net Loss

Net loss for 2010 was $76.7 million. Overall, the loss is generally reflective of the Company's share of losses incurred on our investment in Maryland RE & R LLC resulting from a goodwill impairment charge and at Laurel Gaming LLC related to costs incurred to pursue alternative gaming, as well as the seasonal nature of our Racing & Gaming Business as the Transferred Assets were acquired on April 30, 2010. The racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. The net loss is also attributable to the declining national trend of pari-mutuel wagering activity.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash flows from operations of $88.8 million in 2010 and at December 31, 2010 had cash and cash equivalents of $85.4 million and shareholders' equity of $1.5 billion.

Cash Flow

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $58.7 million in 2010 compared to $99.8 million in the prior year. The increase in loss from continuing operations of $2.2 million and the $39.0 million decrease in non-cash items (see note 22(a) to the

32 MI Developments Inc. 2010

consolidated financial statements) primarily relates to the impairment provision relating to the loans receivable from MEC, the deconsolidation adjustment to the carrying value of the investment in MEC and the currency translation loss included in "other gains (losses)" recorded in 2009, partially offset by the impairment recovery related to the loans receivable from MEC and the purchase price consideration adjustment, the increase in future tax expense, the increase in the equity loss and the increase in the write-down of long-lived and intangible assets recorded in 2010.

The change in non-cash balances was a source of cash of $30.1 million in 2010 compared to a source of cash of $3.4 million in 2009 (see note 22(b) to the consolidated financial statements). The increase in source of cash is primarily due to the decrease in accounts receivable and receivable from reorganized MEC offset with the decrease in accounts payable and accrued liabilities arising from the Transferred Assets. At April 30, 2010, the date of transfer of the Transferred Assets, the racetracks had a significant amount of accounts receivable from prior race dates that were subsequently collected during the year ended December 31, 2010. In addition, the decrease in receivable from reorganized MEC of $41.3 million related to $19.9 million of proceeds received from the Debtors sale of Thistledown and $21.4 million from the receipt of directors' and officers' insurance proceeds. Offsetting these increases is a decrease in accounts payable and accrued liabilities resulting from the payments of allowed administrative, priority and other claims under the Plan relating to the Transferred Assets and the payment in 2010 of advisory and other costs relating primarily to MID's involvement in the Debtors' Chapter 11 process incurred in 2009.

Investing Activities

Cash used in investing activities for 2010 was $10.9 million, which includes a use of cash of $50.5 million for the acquisition of the Transferred Assets, loan advances of $13.8 million to MEC under the DIP Loan, capital expenditures of $15.3 million on property and fixed asset additions and $14.8 million on other asset additions, which consist primarily of funding to the Company's unconsolidated joint ventures. Offsetting these uses of cash in 2010 were loan repayments from MEC of $60.8 million (see "LOANS RECEIVABLE FROM MEC") and $22.7 million relating to the proceeds from the disposition of the Company's 49% interest in MJC.

Financing Activities

Cash used in financing activities in 2010 was $126.6 million. Borrowings on the Company's unsecured revolving credit facility of $77.1 million were offset with $64.2 million of repayments. In addition, bank indebtedness of $41.9 million and long-term debt of $74.0 million relating to the Transferred Assets were repaid. Repayments of $0.3 million were made relating to the mortgage payable due in January 2011. Dividends of $23.4 million were also paid in 2010.

Bank Financing

The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 3.25%, or the U.S. base or Canadian prime rate, in each case plus 2.25%. At December 31, 2010, the Company had Cdn. $13.0 million ($13.1 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.9 million (December 31, 2009 — $0.2 million). The weighted average interest on the loans outstanding under the MID Credit Facility at December 31, 2010 was 5.83%.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At December 31, 2010, all of the Debentures remained outstanding. The total outstanding at December 31, 2010 was $264.3 million. On April 27, 2010, Dominion Bond Rating Service ("DBRS") downgraded the Company's investment grade rated Debentures from BBB (high) to BBB.

MI Developments Inc. 2010 33

At December 31, 2010, the Company also had a mortgage payable in the amount of $2.3 million which was fully repaid on its maturity date in January 2011.

A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under an existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid over a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. This facility is no longer available to the Company. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

The wholly-owned subsidiary of the Company that owns and operates Santa Anita Park also had $61.1 million outstanding under its term loan facility at April 30, 2010, the date of acquisition of the Transferred Assets, which bore interest at LIBOR plus 2.0%. In the second and third quarters of 2010, the Company fully repaid the $61.1 million outstanding under the term loan facility. This facility is no longer available to the Company. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.

The Company's wholly-owned subsidiaries that owned and operated 100% of MJC also had an aggregate of $12.9 million outstanding under three term loan facilities at April 30, 2010, the date of acquisition of the Transferred Assets. In the second quarter of 2010, the Company fully repaid the $12.9 million outstanding under the term loans facilities. The term loans were scheduled to mature on December 1, 2013 or June 7, 2017. However, these facilities were due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loans bore interest at LIBOR plus 2.6% per annum or 7.7% per annum and were collateralized by deeds of trust on MJC's land, buildings and improvements. These facilities are no longer available to the Company.

At December 31, 2010, the Company's debt to total capitalization ratio was 16%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2010, the Company was in compliance with all of its debt agreements and related covenants. The Company intends to amend the MID Credit Facility to allow for the change in control of the Company should the reorganization proposal close. The company expects to receive this amendment.

LOANS RECEIVABLE FROM MEC

On April 30, 2010, the outstanding balance of the loans receivable from MEC was settled as part of the Plan. These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and the DIP Loan. The details of the loans are discussed in note 3(a) of the consolidated financial statements in respect of the year ended December 31, 2010.

34 MI Developments Inc. 2010

RESULTS OF OPERATIONS — FOR THE THREE MONTHS
ENDED DECEMBER 31, 2010

The discussion of our results of operations for the three months ended December 31, 2010 contained in the MD&A attached to our press release dated March 10, 2011, as filed on www.sedar.com, is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Interim Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Interim Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited and reported on MID's consolidated financial statements for the year ended December 31, 2010 included in MID's annual report for fiscal 2010, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID's internal control over financial reporting as of the Evaluation Date. The attestation report is at the front of the financial statements included in MID's annual report for fiscal 2010.

Limitation of Scope of Design of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer and Interim Chief Financial Officer of MID have limited the scope of their design of MID's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of the Racing & Gaming Business acquired under the Plan commencing on April 30, 2010 and joint venture entities in which the Company holds an interest. For further details relating to the Racing & Gaming Business acquired and such joint venture entities, please refer to notes 2(c) and 7 to the consolidated financial statements. As a result of our acquisition of the Racing & Gaming Business under the Plan on April 30, 2010, the consolidated operating results, financial condition and cash flows were materially impacted from the date of transfer through December 31, 2010. The internal controls and procedures of the Racing & Gaming Business have a material effect on our internal control over financial reporting. As at and for the year ended December 31, 2010, total assets and total revenues of the Racing & Gaming Business represent 28.8% and 48.2% of the Company's consolidated assets and revenues.

MID's management, including the Chief Executive Officer and Interim Chief Financial Officer, continue to evaluate the internal controls and procedures surrounding the Transferred Assets.

MI Developments Inc. 2010 35

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which MID made its most recent previous interim filing and ended on December 31, 2010 that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Interim Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt and construction commitments. At December 31, 2010, future payments, including interest payments, under these contractual obligations were as follows:

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Mortgage obligations	$2,254	$—	$—	$—	$—	$—	$2,254
Debentures	16,120	16,120	16,120	16,120	16,120	282,168	362,768
Operating leases	1,924	1,434	1,177	989	834	—	6,358
Pension and postretirement contributions	614	—	—	—	—	—	614
Construction and development project commitments	8,705	—	—	—	—	—	8,705

Total	$29,617	$17,554	$17,297	$17,109	$16,954	$282,168	$380,699

In addition to the letters of credit issued under the MID Credit Facility, the Company had $2.3 million of letters of credit issued with various financial institutions at December 31, 2010 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 1, 2, 3, 11, 13 and 25 to the consolidated financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

36 MI Developments Inc. 2010

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. On April 30, 2010, as a result of the acquisition of the Transferred Assets, additional off-balance sheet arrangements were assumed or subsequently incurred. For a further understanding of these arrangements, refer to note 25 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 1, 2 and 3 to the consolidated financial statements and the sections in this MD&A entitled "SIGNIFICANT MATTERS", "REAL ESTATE BUSINESS" and "LOANS RECEIVABLE FROM MEC".

FOURTH QUARTER

See the section entitled "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)" for details of items occurring in the fourth quarter that had a significant impact on the consolidated results of the Company.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 15 to the consolidated financial statements.

DIVIDENDS

In 2010, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2009 and March 31, 2010 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share. In addition, the Company declared a quarterly dividend with respect to each of the three-month periods ended June 30, 2010 and September 30, 2010 in the amount of $0.10 per Class A Subordinate Voting Share and Class B Share. Subsequent to December 31, 2010, the Board declared a dividend of $0.10 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2010, which will be paid on or about April 15, 2011 to shareholders of record at the close of business on April 8, 2011.

RISKS AND UNCERTAINTIES

The following are some of the more significant risks that could affect our ability to achieve our desired results:

REAL ESTATE BUSINESS

At December 31, 2010, all but 14 of our income-producing properties are leased to the Magna group. The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks

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and uncertainties, including the following factors that may adversely affect the Magna group's operations in the automotive parts sector:

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a slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna's profitability and financial condition;

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the continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna's profitability;

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the bankruptcy of any of Magna's major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna's profitability and financial condition;

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the deterioration of the financial condition of some of Magna's suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna's profitability or other significant, non-recurring costs;

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Magna's short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;

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Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;

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Magna's failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;

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Magna's inability to diversify its sales could have a material adverse effect on its profitability; and

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the consequences of shifting market shares among vehicles could have a material adverse effect on Magna's profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, particularly in light of the pressures in the automotive industry and Magna's current plant rationalization plan and our disputes with certain of our shareholders, the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The

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Magna group's inability to maintain its historical level of growth would likely adversely affect our growth and the level of annualized lease payments that we receive.

MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities. Magna continues to be bound by the terms of the lease agreements for leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances. If the scope of Magna's rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded. Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

On May 6, 2010, Magna had announced that it has entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust has controlled Magna. Effective August 31, 2010, Magna's dual class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by Magna's shareholders and the Ontario Superior Court resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and FFO. In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust would have any impact on our relationship with Magna.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development. While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so. In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity. In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business' revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the U.S. and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

Leases representing the majority of our total leaseable area do not expire until 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

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The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real Estate Industry

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

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construction delays or cost overruns that may increase project costs;

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receipt of zoning, occupancy and other required governmental permits and authorizations;

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development costs incurred for projects that are not pursued to completion;

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natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

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ability to raise capital; and

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governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna's plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options,

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and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Proceeds from Lone Star Park

The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

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that the closing does not occur or is delayed;

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if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

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if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

RACING & GAMING BUSINESS

Government Regulations and Approvals

The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which we own or operate a racetrack, could adversely affect our business or prospects.

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Florida currently allows alternative gaming to be conducted at Gulfstream Park. Oregon permits a limited number of video lottery terminal machines to be operated at our racetrack and our network of off-track betting centers, as well as bars and taverns located throughout the state. (For Maryland see "RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING & GAMING BUSINESS — Maryland").

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In the event that alternative gaming legislation is enacted in additional jurisdictions, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If we proceed to conduct alternative gaming at any of our racetracks, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack's operations and profitability.

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Both our pari-mutuel gaming and alternative gaming activities at racetracks are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect our business. In addition, compliance with new requirements mandated by regulators can represent a significant cost and, in the event those requirements must be met quickly, could lead to operational difficulties.

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All our pari-mutuel wagering and alternative gaming operations at racetracks are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All our current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely. We may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of our pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and wagering, simulcast wagering, account wagering and alternative gaming at racetracks must be obtained from each jurisdiction's regulatory authority, in many cases annually. The denial, loss or non-renewal of any of our licenses, registrations, permits or approvals may materially limit the number of races we conduct or the form or types of pari-mutuel wagering and other gaming activities we offer, and could have a material adverse effect on our business. In addition, we currently devote significant financial and management resources to complying with the various governmental regulations to which our operations are subject. Any significant increase in governmental regulation would increase the amount of our resources devoted to governmental compliance, could substantially restrict our business, and could materially adversely affect our operating results.

Any future expansion of our pari-mutuel and gaming operations will likely require us to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

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The high degree of regulation in the pari-mutuel and gaming industry is a significant obstacle to our growth strategy, especially with respect to alternative gaming at racetracks and account wagering, including telephone, interactive television and internet-based wagering. Currently, non-pari-mutuel gaming is only offered at two U.S. racetracks we own, Gulfstream Park and Portland Meadows, at which we offer a limited number of video lottery terminal machines. (For Maryland see "RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING & GAMING BUSINESS — Maryland").

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Account wagering in the U.S. may currently be conducted only through hubs or bases located in certain states. Our expansion opportunities with respect to account wagering will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and we may not be successful in obtaining required legislation, licenses, registrations, permits and approvals.

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In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the U.S. that amends the Interstate Horseracing Act of 1978. We believe that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on our business, financial condition, operating results and prospects.

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In addition, the U.S. Congress passed, in September 2006, the Unlawful Internet Gambling Enforcement Act. This act prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling. This new law and its accompanying regulations have curtailed our account wagering operations despite the fact that the law contains an exemption for pari-mutuel wagers placed pursuant to the Federal Interstate Horseracing Act of 1978. We may suffer a materially adverse impact on our account wagering business which, in turn could have a materially adverse impact on our business, financial condition, operating results and financial performance if there is further curtailment or we do not reacquire customers that have either reduced or ceased account wagering activities.

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It also is unclear at this time the full extent to which financial institutions, such as banks, credit card companies and payment processors, will nonetheless block otherwise exempt transactions, such as those funding transactions made in connection with lawful pari-mutuel wagering on horse racing. To the extent a large number of banks and payment processors block these otherwise exempt transactions, it could have a material adverse impact on our account wagering business which, in turn, could have a materially adverse impact on our business, financial condition, operating results and financial performance.

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Finally, since the passage of the federal Unlawful Internet Gambling Enforcement Act in the U.S., it is unclear just how federal and/or state prosecutors will address wagers that involve parties from outside the U.S. If this new act is interpreted as prohibiting international wagers, it will have a material adverse effect on our business, financial condition, operating results and financial performance.

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Even before the passage of the Unlawful Internet Gambling Enforcement Act, certain financial institutions began blocking the use of credit cards issued by them for internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York. State legislation or actions of this nature by a state's Attorney General or state agency, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these or any other forms of legislation or practices restricting account wagering could cause our business and its growth to suffer.

Uncertainty as to the effect of Congress' attempt to eliminate the federal income tax withholding requirement on winning wagers by foreign nationals could subject us to tax liability.

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In October 2004, a bill was enacted to enable U.S. pari-mutuel wagering operators to accept wagers from foreign nationals located in foreign countries into their pari-mutuel pools. The previous law required U.S. pari-mutuel wagering operators to withhold federal income tax on any winning wagers placed by foreign nationals located in foreign countries. Any failure to withhold income tax from these wagers made the payer entity liable. We believe that the new law reflects Congress' intent to eliminate the tax withholding requirement from winning pari-mutuel wagers placed by foreign nationals located in foreign countries. In the absence of specific rules expressing how this new law is to be interpreted, however, there is a risk that the law will be interpreted differently from Congress' apparent intent, thus imposing an obligation on tracks to continue withholding federal income tax from winning wagers by foreign nationals located in foreign countries. This uncertainty could expose us to tax liability if it is determined that our method for accepting foreign wagers into our pools is incorrect. Any resulting tax liability imposed on us could have a material adverse impact on our revenues and financial performance.

Some jurisdictions view our operations primarily as a means of raising taxes, and therefore we are particularly vulnerable to additional or increased taxes and fees.

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We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry.

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Competitive Environment

Gaming companies that operate on-line and offer internet-based wagering services may materially adversely affect our operating results.

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Gaming companies that operate on-line and offer internet-based wagering services often do not have the same level of overhead as we do as they do not have similar capital expenditure requirements, which often results in those companies being able to offer services at discount prices. In addition, unlike traditional operations, like ours, these off-shore online operators often do not pay certain percentages of handle to local horsemen, state regulatory agencies and other possible entities in accordance with applicable U.S. federal and state law and horse industry regulations, which means those operators are able to attract U.S. based customers that might otherwise use our services by offering rebates we cannot afford to offer.

Our strategy of increasing international distribution of North American horse racing may not be successful.

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We believe that there is a demand for North American horse racing in the international market, but we may not be correct in our belief. Our plan to distribute our content internationally has not been successfully carried out by any other company to date. We are spending financial capital and deploying human capital in an effort to capture the international market. If we are not successful, it may have a material adverse effect on our ability to meet any future revenue expectations and, therefore, our operating results.

We face significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt our operating results.

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We face significant competition in each of the jurisdictions in which we operate. The introduction of legislation enabling slot machines or video lottery terminals to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with us for the business of horse owners, trainers and customers. Competition from existing racetrack operators, as well as the addition of new competitors, may have a material adverse effect on our future performance and operating results.

Competition from non-racetrack gaming operators may reduce the amount wagered at our facilities and on races conducted at our facilities and materially adversely affect our operating results.

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We compete for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government sponsored lotteries, which benefit from numerous distribution channels, including supermarkets, service stations and convenience stores, as well as from frequent and extensive advertising campaigns. We do not enjoy the same access to the gaming public or possess the advertising resources that are available to government sponsored lotteries as well as some of our other non-racetrack competitors, which may adversely affect our ability to compete effectively with them.

We currently face significant competition from Internet and other forms of account wagering, which may reduce our profitability.

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Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as our racetracks and account wagering operations. Moreover, our racetrack operations generally require greater ongoing capital expenditures in order to expand our business than the capital expenditures required by internet and other account wagering gaming operators. Currently, we cannot offer the diverse gaming options provided by many internet and other account wagering gaming operators and may face significantly greater costs in operating our business. Our inability to compete successfully with these operators could be materially adverse to our business. In addition, the market for account wagering is affected by changing technology. Our ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in our ability to expand, remain competitive and attract new customers.

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XpressBet® and HRTV™ may not be able to enter into agreements with additional content owners.

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TVG and Twin Spires are the main competitors with XpressBet® in the account wagering business and TVG is also the main competitor of HRTV™ in the television business. In the event TVG is able to sign other horseracing content owners to exclusive agreements for either or both of televising races and accepting account wagering on races, as has been their past business practice, those content owners will not be able to make available their content to XpressBet® (for purposes of account wagering), and HRTV™ (for purposes of televising races), respectively, which will in turn negatively impact our ability to attract additional customers.

Expansion of gaming conducted by Native American groups may lead to increased competition in our industry, which may negatively impact our growth and profitability.

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In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This has led to, and may continue to lead to, increased competition and may have an adverse effect on the profitability of Santa Anita Park and Golden Gate Fields. It may also affect the purses that those tracks are able to offer and therefore adversely affect our ability to attract top horses.

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Several Native American groups in Florida have previously expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

A decline in the popularity of horse racing could adversely impact our business.

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The popularity of horse racing is important to our operating results. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect our revenues and, therefore, our operating results.

Declining on-track attendance and increasing competition in simulcasting may materially adversely affect our operating results.

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There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at our facilities and on races conducted at our racetracks and may materially adversely affect our business, financial condition, operating results and prospects.

The profitability of our racetracks is partially dependent upon the size and health of the local horse population in the areas in which our racetracks are located.

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Horse population is a factor in a racetrack's profitability because it generally affects the average number of horses (i.e. the average "field size") that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as "exacta" and "trifecta" wagers). Various factors have led to both short-term and long-term declines in the horse population in certain areas of the country, including competition from racetracks in other areas, declining levels of wagering on horse racing, increased costs and changing economic returns for owners and breeders, and the spread of various debilitating and contagious equine diseases. If any of our tracks are faced with a sustained outbreak of a contagious equine disease, or if we are unable to attract horse owners to stable and race their horses at our tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at our tracks, and a competitive purse structure, our profitability could decrease. In the event other serious diseases present themselves and pose a serious threat to the horse population and/or people working in our operations, we may be required to cease operations at affected locations until such time as the threat has passed, in which case our operations would likely be negatively impacted.

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Industry controversies could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase our costs, and therefore adversely affect our revenue and operating results.

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In general, the pari-mutuel wagering industry is adversely affected by negative information that can erode bettor confidence. Any investigation (whether or not charges are ultimately laid) or any materially negative information arising out of an investigation by the FBI or any other federal, state or industry investigative or regulatory body, including, without limitation, any negative information concerning the internal controls and security of totalisator systems related to pari-mutuel wagering activities, may materially reduce the amount wagered on horse racing. Such a reduction would likely negatively impact the revenue and earnings of companies engaged in the horse racing industry, including ourselves.

If we pay persons who place fraudulent "winning" wagers, we would remain liable to pay the holders of the proper winning wagers the full amount due to them.

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We may be subject to claims from customers for fraudulent "winning" wagers. If we paid those claims, we would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that we paid on the fraudulent claims. We may not be able to recover that money, which would adversely affect our operating results.

Seasonality, Climate and Environmental Factors

Our operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

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We experience significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at our racetracks. Generally, our revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. We have a limited number of live racing dates at each of our racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which we operate is subject to regulatory approval from year to year and, in any given year, we may not receive the same or more racing dates than we have had in prior years. We are also faced with the prospect that competing racetracks may seek to have some of our historical dates allocated to them. A significant decrease in the number of our live racing dates would likely reduce our revenues and cause our business to suffer.

Unfavourable weather conditions may result in a reduction in the number of races we hold.

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Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of our operating expenses are fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce our revenues and cause our business to suffer.

An earthquake in California could interrupt our operations at Santa Anita Park and Golden Gate Fields, which would adversely impact our cash flow from these racetracks.

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Two of our largest racetracks, Santa Anita Park and Golden Gate Fields, are located in California and are therefore subject to greater earthquake risks than our other operations. We do not maintain significant earthquake insurance on the structures at our California racetracks. We maintain fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, we could lose anticipated revenue and cash flow from our California racetracks.

A severe hurricane hitting the Miami area could interrupt our operations at Gulfstream Park, which would adversely impact our cash flow from this track.

46 MI Developments Inc. 2010

•
Gulfstream Park is located in Hallandale Beach, Florida, just inland from the Atlantic Ocean. Gulfstream Park has been built to withstand severe winds but significant flooding resulting from a hurricane or other tropical storm could result in significant damage to the facility. If the facility sustained serious damage, the operations and results would be negatively impacted.

We face strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect our financial results.

•
We are subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and the water table as a result of maintenance of the horse population on site. With the issuance of the permit, there are certain compliance efforts that the Control Board has requested that management address over the five-year permit period. The Control Board has not given deadlines for immediate compliance nor is Santa Anita's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, we commenced discussions with the Control Board regarding the nature of the compliance requests and commenced the planning process as to how the Company would address these requirements. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirements.

•
Furthermore, we may not have all required environmental permits and we may not otherwise be in compliance with all applicable environmental requirements. Where we do not have an environmental permit but one may be required, we will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.

•
Various environmental laws and regulations in the U.S. impose liability on us as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by us or disposed of in other locations. Our ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain. Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose us to additional liabilities and ongoing expenses.

•
Any of these environmental issues could have a material adverse effect on our business.

Union Contracts and Industry Association Agreements

If we are unable to continue to negotiate satisfactory union contracts, some of our employees may commence a strike. A strike by our employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on our business.

•
As of December 31, 2010, we employed approximately 2,400 employees, approximately 1,400 of whom were represented by unions. A strike or other work stoppage by our employees could lead to lost revenues and have a material adverse effect on our business, financial condition, operating results and prospects. In addition, legislation in California in 2002 facilitated the organization of backstretch personnel. A strike by backstretch personnel could, even though they are not our employees, lead to lost revenues and therefore adversely affect our operating results.

We periodically enter into agreements with third parties over whom we have limited control but whose conduct could affect the licenses that we hold in various jurisdictions.

•
From time to time, we may enter into agreements with third parties over whom we have limited control. Conduct arising from or related to these agreements or joint venture arrangements could have an impact on

MI Developments Inc. 2010 47

  the various licenses that our subsidiaries hold in multiple jurisdictions. Such impact could have a material adverse impact on us or our financial condition, operating results or prospects, primarily through the impact associated with any loss, denial, suspension or other penalty imposed on such licenses.

We depend on agreements with our horsemen's industry associations to operate our business.

•
The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races and, in some cases conduct live racing, we have written agreements with the horsemen at our racetracks, which are represented by industry associations. In some jurisdictions, if we fail to maintain operative agreements with the industry associations, we may not be permitted to conduct live racing or simulcasting at tracks or account wagering from hubs located within those jurisdictions. In addition, our simulcasting agreements are generally subject to the approval of the industry associations. Should we fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, we would lose revenues and our operating results would suffer.

Real Estate Ownership and Development Risks

The ownership and development of real estate held by the Racing & Gaming Business is subject to risks set out above under "Risks and Uncertainties — Real Estate Industry". In addition, redevelopment projects at our racetracks may result in a write-down of the value of certain assets and may cause temporary disruptions of our racing operations. The redevelopment of excess land surrounding a racetrack or replacing racing surfaces, grandstands and the backstretch facilities could disrupt operations creating not only delays to the racing season, including lost days, but the perceived inconveniences can contribute to reduced attendance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Principles Of Consolidation

We consolidate entities when we have the ability to control the operating and financial decisions and policies of that entity, including if the entity is determined to be a variable interest entity and we are the primary beneficiary. We apply the equity method of accounting where we can exert significant influence, but not control, over the operating and financial decisions and policies of the entity. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Business Combinations

In a business combination, the Company recognizes the assets acquired and the liabilities assumed at their acquisition date fair values. Any goodwill recognized as of the acquisition date is measured as the excess of the respective entity's enterprise value and the net of the acquisition date fair values of the assets acquired and the liabilities assumed for that entity. While the Company uses best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill for those respective entities that goodwill has been recorded or an adjustment to the purchase price consideration adjustment line item. Upon the conclusion of the measurement period or final determination of the values of

48 MI Developments Inc. 2010

assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of loss.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date with respect to the value of real estate properties, fixed assets, intangible assets, pre-acquisition contingencies and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The fair value of the real estate properties was determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. The fair value of fixed assets, which include machinery and equipment and furniture and fixtures, was determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances. Intangible assets include customer contracts, software technology and a trademark. The fair value of the customer contracts was determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. The fair value of the software technology and trademark were determined based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology or the trademark by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend the review and evaluation of these pre-acquisition contingencies throughout the measurement period (up to one year from the acquisition date) in order to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine their estimated amounts. If the Company determines that a pre-acquisition contingency is probable in nature and estimable as of the acquisition date, the Company will record its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company often continues to gather information for and re-evaluates pre-acquisition contingencies throughout the measurement period and if changes to the amounts recorded are required or if the Company identifies additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequently, in the results of operations. Pre-acquisition contingencies, among other things, include insurance recoveries MID is seeking to receive as compensation from MEC's directors' and officers' insurers, the finalization of litigation proceedings, including those against PA Meadows, LLC for any future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack and Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for purposes for which it was intended.

Long-lived Assets

The Company's most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development. The carrying values of the Company's long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated whenever events or changes in circumstances present indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable" value is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

MI Developments Inc. 2010 49

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful lives of buildings, which typically range from 20 to 40 years.

Accounting estimates related to long-lived assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

Goodwill and Other Intangible Assets

Intangible assets are classified into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. Intangible assets with definite lives consist of customer contracts and software technology and are amortized on a straight-line basis over the period of expected benefit ranging from three to eight years. An impairment review is conducted when there are indicators of impairment using the net recoverable amount analysis disclosed above. Intangible assets with indefinite lives consist of a trademark. The trademark is not amortized but is evaluated for impairment by comparing the carrying amount to the estimated fair value using the "relief from royalty valuation" methodology. This approach involves estimating reasonable royalty rates for the trademark and applying royalty rates to a net revenue stream and then discounting the resulting cash flows to determine the fair value. If the fair value is less than the carrying value of the trademark, an impairment charge is recorded. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is evaluated for impairment on an annual basis or when impairment indicators are present. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using estimated discounted future cash flows of the reporting unit.

Accounting estimates related to goodwill and other intangible assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

Stock-Based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of

50 MI Developments Inc. 2010

the Company's stock options. For further details, refer to notes 16 and 19 to the consolidated financial statements.

Revenue Recognition

Real Estate Business

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Real Estate Business' leases, both with Magna and third-party tenants (the "Leases"), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Racing & Gaming Business

Racing revenues include pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing are recorded on a daily basis. Pari-mutuel wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" in the consolidated statements of loss.

Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. The costs associated with gaming revenues represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses, and are included in "purses, awards and other" in the consolidated statements of loss.

Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded rateably over the racing season. Revenues from sponsorship and rental fees are recorded rateably over the terms of the respective agreements or when the related event occurs.

MI Developments Inc. 2010 51

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

The Real Estate Business conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Real Estate Business' operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Real Estate Business' effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

Employee Defined Benefit And Post Retirement Plans

The determination of the obligation and expense for defined benefit pension and other post retirement benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used can impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1 to the consolidated financial statements. The accounting standards adopted that impacted the Company's financial statements are as follows:

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06 which are included in note 23 to the consolidated financial statements.

52 MI Developments Inc. 2010

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

Years Ended and As at December 31,	2010	2009	2008
Revenue:
Real Estate Business	$174,480	$224,034	$219,141
MEC/Racing & Gaming Business(2),(3)	183,880	152,935	591,998
Eliminations(1)	—	(9,636)	(40,566)

	$358,360	$367,333	$770,573

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$24,671	$11,717	$132,172
MEC/Racing & Gaming Business(3),(5),(6)	(76,683)	(54,763)	(124,875)
Eliminations(1)	—	(107)	(963)

	$(52,012)	$(43,153)	$6,334

Net income (loss) attributable to MID:
Real Estate Business(4)	$24,671	$11,717	$132,172
MEC/Racing & Gaming Business(3),(5),(6),(7)	(76,683)	(54,342)	(146,395)
Eliminations(1)	—	336	1,951

	$(52,012)	$(42,289)	$(12,272)

Cash dividends declared per share	$0.50	$0.60	$0.60

Basic and diluted earnings (loss) per share from continuing operations	$(1.11)	$(0.93)	$0.14

Basic and diluted earnings (loss) per share	$(1.11)	$(0.91)	$(0.26)

Total Assets:
Real Estate Business	$1,940,178	$1,918,151	$1,887,135
MEC/Racing & Gaming Business(3)	530,575	—	1,054,271
Eliminations(1)	(526,425)	—	(397,297)

	$1,944,328	$1,918,151	$2,544,109

Total Debt:
Real Estate Business	$279,637	$253,204	$221,922
MEC/Racing & Gaming Business(3)	—	—	702,711
Eliminations(1)	—	—	(336,818)

	$279,637	$253,204	$587,815

MI Developments Inc. 2010 53

Year Ended December 31, 2010	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:
Real Estate Business	$44,563	$43,495	$42,767	$43,655	$174,480
Racing & Gaming Business(2),(3)	—	69,670	48,414	65,796	183,880
Eliminations(1)	—	—	—	—	—

	$44,563	$113,165	$91,181	$109,451	$358,360

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$15,129	$38,907	$12,651	$(42,016)	$24,671
Racing & Gaming Business(3),(5),(6)	—	(6,215)	(23,176)	(47,292)	(76,683)
Eliminations(1)	—	—	—	—	—

	$15,129	$32,692	$(10,525)	$(89,308)	$(52,012)

Net income (loss) attributable to MID:
Real Estate Business(4)	$15,129	$38,907	$12,651	$(42,016)	$24,671
Racing & Gaming Business(3),(5),(6),(7)	—	(6,215)	(23,176)	(47,292)	(76,683)
Eliminations(1)	—	—	—	—	—

	$15,129	$32,692	$(10,525)	$(89,308)	$(52,012)

Basic and diluted earnings (loss) per share from continuing operations	$0.32	$0.71	$(0.23)	$(1.91)	$(1.11)

Basic and diluted earnings (loss) per share	$0.32	$0.71	$(0.23)	$(1.91)	$(1.11)

FFO:
Real Estate Business(4)	$25,658	$49,115	$24,108	$(31,445)	$67,436

FFO per share:
Real Estate Business(4)	$0.55	$1.04	$0.52	$(0.67)	$1.44

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

Year Ended December 31, 2009	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:
Real Estate Business	$53,819	$55,161	$57,012	$58,042	$224,034
MEC(2),(3)	152,935	—	—	—	152,935
Eliminations(1)	(9,636)	—	—	—	(9,636)

	$197,118	$55,161	$57,012	$58,042	$367,333

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$25,161	$31,329	$28,027	$(72,800)	$11,717
MEC(3),(5),(6)	(54,763)	—	—	—	(54,763)
Eliminations(1)	(107)	—	—	—	(107)

	$(29,709)	$31,329	$28,027	$(72,800)	$(43,153)

Net income (loss) attributable to MID:
Real Estate Business(4)	$25,161	$31,329	$28,027	$(72,800)	$11,717
MEC(3),(5),(6),(7)	(54,342)	—	—	—	(54,342)
Eliminations(1)	336	—	—	—	336

	$(28,845)	$31,329	$28,027	$(72,800)	$(42,289)

Basic and diluted earnings (loss) per share from continuing operations	$(0.64)	$0.67	$0.60	$(1.56)	$(0.93)

Basic and diluted earnings (loss) per share	$(0.62)	$0.67	$0.60	$(1.56)	$(0.91)

FFO:
Real Estate Business(4)	$34,927	$41,459	$38,347	$(61,873)	$52,860

FFO per share:
Real Estate Business(4)	$0.75	$0.89	$0.82	$(1.32)	$1.13

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

54 MI Developments Inc. 2010

(1)
MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan (see "SIGNIFICANT MATTERS — MEC's Bankruptcy"). Transactions and balances between the Real Estate Business and MEC/Racing & Gaming Business have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 1(a) to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date and subsequent to the effective date of the Plan.

(2)
Excludes MEC's discontinued operations.

(3)
Most of the racetracks operate for prescribed periods each year. As a result, the racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. The racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC") and subsequent to the effective date of the Plan (see "SIGNIFICANT MATTERS — MEC's Bankruptcy").

(4)
The Real Estate Business' results for 2010 includes (i) $4.5 million ($4.5 million net of income taxes), $3.4 million ($3.4 million net of income taxes), $0.8 million ($0.8 million net of income taxes) and $0.7 million ($0.7 million net of income taxes) in the first, second, third and fourth quarters, respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC's Bankruptcy — Chapter 11 Filing and Plan of Reorganization"), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $21.0 million ($21.0 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the Transferred Assets, (iv) $1.9 million ($1.2 million net of income taxes) relating to a lease termination fee in the second quarter, (v) a $1.2 million ($0.7 million net of income taxes) loss on disposal of real estate in the third quarter, (vi) a $40.6 million ($40.6 million net of income taxes) write-down of long-lived assets in the fourth quarter and (vii) $12.7 million income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $18.7 million and $2.3 million incurred in the third and fourth quarters of 2010, respectively, has been retrospectively adjusted to the second quarter as certain of the fair values of the Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

The Real Estate Business' results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization"), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC") in the first quarter, (iii) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and (iv) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (v) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (vi) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (vii) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna, (ii) net recoveries of $0.3 million ($0.2 million net of income taxes) and $0.9 million ($0.6 million net of income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation, (iii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iv) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (v) a $1.0 million bonus payment to MID's departing CEO in the third quarter, (vi) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (vii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008.

(5)
MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6)
The Racing & Gaming Business' results for 2010 include (i) $1.0 million ($1.0 million net of income taxes) and $3.5 million ($3.5 net of income taxes) increase in our proportionate equity loss share of Laurel Gaming LLC in the third and fourth quarters, respectively, due to the pursuit of alternative gaming opportunities, (ii) $0.1 million ($0.1 million net of income taxes) and $3.3 million ($3.3 million net of income taxes) of capital expenditures expensed in the third and fourth quarters, respectively, (iii) $3.5 million ($3.5 million net of income taxes) relating to the write-down of long-lived and intangible assets in the fourth quarter and (iv) $14.9 million ($14.9 million net of income taxes) increase in our equity loss share in Maryland RE & R LLC in the fourth quarter due to the write-off of goodwill.

MI Developments Inc. 2010 55

  The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows, (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale, (iii) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iv) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets.

(7)
MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related minority interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

56 MI Developments Inc. 2010

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